EXHIBIT 99.1

Profound Medical to Release First Quarter 2020 Financial Results on May 7 – Conference Call to Follow

TORONTO, April 16, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company focused on customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, will announce its first quarter 2020 financial results after market close on Thursday, May 7, 2020.

Profound management will host a conference call at 4:30 p.m. ET to review the financial results and discuss business developments in the period.

First Quarter 2020 Results Conference Call Details:

Date:	Thursday, May 7, 2020

Time:	4:30 p.m. ET

Live Call:	1-877-407-9210 (Canada and the United States)
1-201-689-8049 (International)

Replay:	1-919-882-2331
Replay ID:	34270

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate disease, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849